Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun (Québec)
H3E 3B3

Michel Lalande
Senior Vice-President, General Counsel &
Corporate Secretary - BCE & Bell
Telephone: 514 391-8386
Facsimile:  514 766-8161
michel.lalande@bell.ca

April 26, 2017

Re :	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (« NI 51-102 »)

At the 2017 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on April 26, 2017 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

Barry K. Allen	328,613,103	99.05%	3,166,229	0.95%
Sophie Brochu	327,887,874	98.83%	3,891,458	1.17%
Robert E. Brown	327,685,824	98.77%	4,093,508	1.23%
George A. Cope	328,824,300	99.11%	2,955,032	0.89%
David F. Denison	327,830,562	98.81%	3,948,770	1.19%
Robert P. Dexter	313,796,503	94.58%	17,982,829	5.42%
Ian Greenberg	293,909,073	88.59%	37,870,259	11.41%
Katherine Lee	328,422,104	98.99%	3,357,228	1.01%
Monique F. Leroux	326,228,175	98.33%	5,551,157	1.67%
Gordon M. Nixon	328,644,988	99.06%	3,134,344	0.94%
Calin Rovinescu	326,663,053	98.46%	5,116,279	1.54%
Karen Sheriff	328,869,933	99.12%	2,909,399	0.88%
Robert C. Simmonds	329,302,575	99.25%	2,476,757	0.75%
Paul R. Weiss	326,579,799	98.43%	5,199,533	1.57%

2. Appointment of Auditors

A ballot was conducted with respect to the appointment of Deloitte LLP as the Corporation’s Auditors. According to proxies received and ballots cast, Deloitte LLP was appointed the Corporation’s Auditors with the following results:

Votes For : 344,409,246 (94.53%)
Votes Withheld: 19,930,705 (5.47%)

3. Executive Compensation

A ballot was conducted with respect to the advisory resolution on executive compensation. According to proxies received and ballots casts, the proposal was approved with the following results:

Votes For: 313,892,911 (94.62%)
Votes Against: 17,844,564 (5.38%)

(signed) Michel Lalande
Senior Vice-President, General Counsel & Corporate Secretary